DENMARK BANCSHARES, INC.

EXHIBIT (21.1)

List of Subsidiaries

Name	Jurisdiction of Incorporation
1. Denmark State Bank	Wisconsin
2. Denmark Agricultural Credit Corporation	Wisconsin
3. McDonald-Zeamer Insurance Agency, Inc.	Wisconsin
4. Denmark Investments, Inc.	Nevada

All subsidiaries listed are 100% directly owned by Denmark Bancshares, Inc. except that

Denmark Investments, Inc. is 100% owned by Denmark State Bank.